UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*


                      Central Tractor Farm & Country, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   0001555601

                                 (CUSIP Number)

Steven G. Segal, JWC Acquisition I, Inc., c/o J.W. Childs Equity Partners, L.P. One Federal Street, Twenty-First Floor, Boston, Massachusetts 02110
(617) 753-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 27, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP No. 0001555601


  1       NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JWC ACQUISITION I, INC.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___


                                                                  (b) ___

  3       SEC USE ONLY

  4       SOURCE OF FUNDS*

       BK, AF, OO (see item 3)

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7  SOLE VOTING POWER
  NUMBER OF
    SHARES                1,048,214
 BENEFICIALLY
   OWNED BY     8  SHARED VOTING POWER
     EACH
  REPORTING        6,014,038 (The aggregate number of shares includes
    PERSON         230,523 shares of Issuer Common Stock which are
    WITH           issuable upon the exercise of the warrant of the
                   Issuer that is subject to the Securities Purchase
                   Agreement (as defined herein). No Reporting Person has the power to cause such warrant to be exercised.)

                9  SOLE DISPOSITIVE POWER

                          1,048,214

               10  SHARED DISPOSITIVE POWER

                               0
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,208,551

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66

 14    TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 0001555601


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JWC HOLDINGS I, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___

                                                                 (b) ___

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF, OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,048,214
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH
 REPORTING         6,014,038 (The aggregate number of shares includes
   PERSON          230,523 shares of Issuer Common Stock which are
     WITH          issuable upon the exercise of the warrant of the
                   Issuer that is subject to the Securities Purchase
                   Agreement (as defined herein). No Reporting Person has the power to cause such warrant to be exercised.)

               9   SOLE DISPOSITIVE POWER

                         1,048,214

              10   SHARED DISPOSITIVE POWER

                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,208,551

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           66

14   TYPE OF REPORTING PERSON*

           HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 0001555601

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JWC EQUITY FUNDING, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___

                                                                 (b) ___


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     BK, AF, OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,048,214
BENEFICIALLY
   OWNED BY    8   SHARED VOTING POWER
    EACH
  REPORTING
   PERSON          6,014,038 (The aggregate number of shares includes
    WITH           230,523 shares of Issuer Common Stock which are
                   issuable upon the exercise of the warrant of the Issuer that is subject to the Securities Purchase
                   Agreement (as defined herein). No Reporting Person has the power to cause such warrant to be exercised.)

               9   SOLE DISPOSITIVE POWER

                         1,048,214

              10   SHARED DISPOSITIVE POWER

                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,208,551

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           66

14   TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 0001555601


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. CHILDS EQUITY PARTNERS, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___

                                                                  (b) ___


  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

      BK, AF, OO (see item 3)

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7  SOLE VOTING POWER
  NUMBER OF
    SHARES         1,048,214
 BENEFICIALLY
   OWNED BY     8  SHARED VOTING POWER
     EACH
  REPORTING        6,014,038 (The aggregate number of shares includes
   PERSON          230,523 shares of Issuer Common Stock which are
    WITH           issuable upon the exercise of the warrant of the
                   Issuer that is subject to the Securities Purchase
                   Agreement (as defined herein). No Reporting Person has the power to cause such warrant to be exercised.)

                9  SOLE DISPOSITIVE POWER

                          1,048,214

               10  SHARED DISPOSITIVE POWER

                               0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,208,551

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*



 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66

 14    TYPE OF REPORTING PERSON*

            PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 0001555601


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. CHILDS ADVISORS, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___

                                                                 (b) ___


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

      OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,048,214
BENEFICIALLY
   OWNED BY     8   SHARED VOTING POWER
    EACH
 REPORTING          6,014,038 (The aggregate number of shares includes
   PERSON           230,523 shares of Issuer Common Stock which are
    WITH            issuable upon the exercise of the warrant of the
                    Issuer that is subject to the Securities Purchase
                    Agreement (as defined herein). No Reporting Person has the power to cause such warrant to be exercised.)

               9   SOLE DISPOSITIVE POWER

                         1,048,214

              10   SHARED DISPOSITIVE POWER

                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,208,551

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           66

14   TYPE OF REPORTING PERSON*

           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 0001555601


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. CHILDS ASSOCIATES, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) ___

                                                               (b) ___


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

      OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,048,214
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH
 REPORTING         6,014,038 (The aggregate number of shares includes
  PERSON           230,523 shares of Issuer Common Stock which are
   WITH            issuable upon the exercise of the warrant of the
                   Issuer that is subject to the Securities Purchase
                   Agreement (as defined herein). No Reporting Person has the power to cause such warrant to be exercised.)

               9   SOLE DISPOSITIVE POWER

                         1,048,214

              10   SHARED DISPOSITIVE POWER

                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,208,551

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           66

14   TYPE OF REPORTING PERSON*

           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 0001555601


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. CHILDS ASSOCIATES, INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) ___

                                                                  (b) ___


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

      OO (see item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,048,214
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH
 REPORTING         6,014,038 (The aggregate number of shares includes
   PERSON          230,523 shares of Issuer Common Stock which are
    WITH           issuable upon the exercise of the warrant of the
                   Issuer that is subject to the Securities Purchase
                   Agreement (as defined herein). No Reporting Person has the power to cause such warrant to be exercised.)

               9   SOLE DISPOSITIVE POWER

                         1,048,214

              10   SHARED DISPOSITIVE POWER

                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,208,551

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           66

14   TYPE OF REPORTING PERSON*

           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

          This statement relates to shares of common stock, $.01 par value per share ("Issuer Common Stock"), of Central Tractor Farm & Country, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3915 Delaware Avenue, Des Moines, Iowa 50313.

Item 2.  Identity and Background.

          This statement is being filed jointly by JWC Acquisition I, Inc., a Delaware corporation ("Acquiror"), JWC Holdings I, Inc., a Delaware corporation ("Acquiror Parent") which is the sole stockholder of Acquiror, JWC Equity Funding, Inc., a Delaware corporation ("JWC Funding") of which Acquiror Parent is a direct subsidiary, J.W. Childs Equity Partners, L.P. ("Childs"), a Delaware limited partnership of which JWC Funding is a direct wholly owned subsidiary, J.W. Childs Advisors L.P. ("JWC Advisors"), a Delaware limited partnership which is the general partner of Childs, J.W. Childs Associates, L.P. ("Associates L.P."), a Delaware limited partnership which is the general partner of JWC Advisors and J.W. Childs Associates, Inc. ("Associates Inc."), a Delaware corporation which is the general partner of Associates L.P..
Acquiror, Acquiror Parent, JWC Funding, Childs, JWC Advisors, Associates L.P. and Associates Inc. are the "Reporting Persons". The agreement among the Reporting Persons relating to joint filing of this statement is attached as
Exhibit 1 hereto.

          Acquiror and Acquiror Parent were formed to effect the transactions described in Item 4 below, and have not engaged in any activities other than those incident to their formation and such transactions. Information concerning the directors and executive officers of Acquiror, Acquiror Parent and JWC Funding is contained in Schedule A attached hereto.

          Each of Childs, JWC Advisors, Associates L.P. and Associates Inc., are principally engaged in the business of investing through partnerships in securities. Information concerning the directors and executive officers of Associates, Inc. is contained in Schedule A attached hereto. JWC Funding was formed for the purpose of facilitating bridge financing of Childs' equity commitments, including, without limitation, the transactions outlined in Item 4.

          The address of the principal business and office of each of the Reporting Persons is One Federal Street, Twenty-First Floor, Boston, Massachusetts 02110.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 or Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Acquiror has purchased the Initial Butler Shares (as defined in Item
4) with the proceeds of a capital contribution of $14,674,996 by Acquiror Parent. The total amount of funds necessary to purchase the Remaining Butler Shares and the Warrant (each as defined in Item 4), to purchase the Management Securities (as defined in Item 4), and to pay related fees and expenses will be approximately $83.76 million. Acquiror expects to obtain approximately $35.05 million of such amount under term loan and revolving loan facilities (the "Margin Facility") made available pursuant to an Acquisition Financing Commitment Letter dated November 26, 1996 with NationsBank, N.A. ("NationsBank") and NationsBanc Capital Markets, Inc. (a copy of which is attached hereto as Exhibit 6). Childs and other stockholders of Acquiror Parent will provide the balance of the funds through capital contributions to Acquiror.

          At the time Acquiror acquires the Butler Securities (as defined in Item 4), $16 million of existing indebtedness of the Issuer represented by convertible notes of the Issuer held by the Securityholders (as defined in Item
4) and outstandings under the Issuer's existing working capital facility will be repaid through borrowings under a new $38 million term and revolving credit facility in favor of the Issuer, made available by certain bank lenders and Fleet National Bank, as agent, as provided in a commitment letter dated November 26, 1996.

          Acquiror expects that up to $98.65 million in additional funds will be required to consummate the Merger (as defined in Item 4), to refinance the Margin Facility and to pay transactions costs. Acquiror expects these funds to be made available through the issuance of approximately $100 million of permanent senior or senior subordinated notes of the Issuer (the "Notes"). To the extent that the Notes cannot be placed at or prior to the Merger, NationsBridge L.L.C. has committed to purchase up to $100 million of senior secured bridge notes of the Issuer subject to and as provided in a Bridge Commitment Letter dated November 26, 1996 (a copy of which is attached hereto as Exhibit 7).

Item 4.  Purpose of Transaction.

          On November 27, 1996, Childs, Acquiror Parent and Acquiror entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Acquiror with and into Issuer, whereupon the separate existence of Acquiror will cease and the Issuer will continue as the surviving corporation.

          At the effective time of the Merger ("the Effective Time"), each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Issuer Common Stock held by Childs, Acquiror Parent, Acquiror or any of their wholly owned subsidiaries and shares of Issuer Common Stock held in the treasury of the Issuer or by any of its wholly owned subsidiaries or (ii) shares of Issuer Common Stock subject to dissenters' rights) will be converted into the right to receive $14.25
(the "Merger Price"), in cash.

          In addition, at the Effective Time, each option security of the Issuer ("Issuer Option Securities") issued and outstanding immediately prior to the Effective Time (other than Issuer Option Securities held by Childs or any of its wholly owned subsidiaries or held in the treasury of the Issuer or by any of its wholly owned subsidiaries) will, (i) in the case of Issuer Option Securities with a per share exercise price that is less than the Merger Price, be converted into the right to receive, upon the surrender of the instrument evidencing such Issuer Option Security, a cash payment equal to the product of
(A) the number of shares of Issuer Common Stock subject to such Issuer Option Security and (B) the excess, if any, of the Merger Price over the per share exercise price of the Issuer Option Security, and each Issuer Option Security so converted will, upon such payment, be canceled, and, (ii) in the case of all other Issuer Option Securities, shall be canceled without payment of any consideration therefor and without any conversion thereof.

          Because approval of the Issuer's stockholders is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger to its stockholders for approval. If consummated, the Merger will result in the acquisition of the Issuer by Childs and its affiliates. The Reporting Persons intend to vote any shares of Issuer Common Stock acquired by them in favor of the Merger and in favor of any other transactions contemplated by the Merger Agreement.

          The obligations of the parties to the Merger Agreement to effect the merger are subject to certain conditions, and prior to the Effective Time, Childs, Acquiror Parent, Acquiror or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

          As an inducement for Childs to enter into the Merger Agreement, and concurrently with the execution and delivery of the Merger Agreement, Acquiror, Childs and Mezzanine Lending Associates I, L.P., Mezzanine Lending Associates II, L.P., Mezzanine Lending Associates III, L.P., Senior Lending Associates I, L.P., and BCC Industrial Services, Inc. (collectively, the "Securityholders"), who together are the record and/or beneficial owners of 5,783,515 shares of Issuer Common Stock (the "Remaining Butler Shares") and a warrant to purchase 230,523 shares of Issuer Common Stock (the "Warrant" and together with the Remaining Butler Shares, the "Butler Securities"), have entered into a Securities Purchase Agreement dated as of November 27, 1996 (the "Securities Purchase Agreement").

          Pursuant to the Securities Purchase Agreement, the Securityholders, as of the date of the Securities Purchase Agreement, have sold, assigned, transferred and delivered to Acquiror 1,048,214 shares of Issuer Common Stock (the "Initial Butler Shares") at a price of $14.00 per share. As a result of the acquisition of the Initial Butler Shares, Childs and its affiliates own 9.9% of the shares of Issuer Common Stock issued and outstanding as of October 27, 1995.

          In addition, pursuant to the Securities Purchase Agreement, the Securityholders have further agreed, subject to the conditions contained in the Securities Purchase Agreement, to sell, assign, transfer and deliver to Acquiror the Remaining Butler Shares and the Warrant at a price of $14.00 per share for the Remaining Butler Shares and a price for the Warrant equal to the product of (x) 230,523 (the number of shares of Issuer Common Stock subject to such Warrant) and (y) $10.41 (which is the excess of $14.00 over the $3.59 per share exercise price of the Warrant). If such sale is consummated, Childs and its affiliates will become controlling stockholders of the Issuer, owning an additional approximately 55% of the shares of Issuer Common Stock issued and outstanding as of October 27, 1996.

          In addition, each of the Securityholders have agreed pursuant to the Securities Purchase Agreement, to vote, and have appointed Childs as their irrevocable proxy to vote, all the shares of Issuer Common Stock then owned by such Securityholder, in favor of the Merger and of certain related agreements and actions and against certain other enumerated actions or agreements (together with the Merger, the "Merger Related Matters"). Subject to the terms and conditions of the Securities Purchase Agreement, all of the Securityholders have agreed to refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer, to restrictions upon the transfer of the Butler Securities, to waive any rights of appraisal available in the Merger and to take or refrain from taking certain other actions.

          If the Merger is completed as planned, (i) the directors of Acquiror immediately prior to the Effective Time shall be the initial directors of the surviving corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the surviving corporation until the election and qualification of their successors or the earlier of their resignation or removal, and (ii) the officers of the Issuer immediately prior to the Effective Time shall be the initial officers of the surviving corporation, in each case until the election and qualification of their respective successors, or as otherwise provided in the by-laws of the surviving corporation.

          At the Effective Time, (i) the certificate of incorporation of Acquiror, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the surviving corporation until amended in accordance with the terms thereof and the Delaware General Corporation Law ("DGCL") and (ii) the by-laws of Acquiror, as in effect immediately prior to the Effective Time, shall be the by-laws of the surviving corporation until amended in accordance with the terms thereof, the certificate of incorporation of the surviving corporation and the DGCL. The authorized capital stock of Acquiror consists of 100 shares of common stock, par value $.01 per share, all of which are owned by Acquiror Parent.

          Pursuant to the Merger Agreement, if requested in writing by Acquiror, following the closing of the sale of the Butler Securities, and from time to time thereafter, Acquiror shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the board of directors of the Issuer as shall give Acquiror representation on the board of directors of Issuer proportionate to the ownership of Issuer Common Stock by Acquiror and its affiliates.

          If the Merger is completed as planned, Childs expects to cause the Issuer to (i) seek to have the shares of Issuer Common Stock cease to be authorized to be listed on the NASDAQ National Market System and (ii) if in conformity with applicable law and regulation, to have the shares of Issuer Common Stock deregistered under the Securities Exchange Act of 1934, as amended.

          Concurrently with the entering into of the Merger Agreement and the Securities Purchase Agreement, Acquiror entered into letter agreements with each of James T. McKitrick and G. Dean Longnecker (the "Management Letter Agreements"), dated as of November 27, 1996. Pursuant to the terms and conditions contained in the Management Letter Agreements, (i) Mr. McKitrick has agreed, among other things, to sell to Acquiror for $14.00 per share, 81,810 shares of Issuer Common Stock (the "McKitrick Shares") upon the exercise of Issuer Option Securities held by Mr. McKitrick and (ii) Mr. Longnecker has agreed, among other things, to sell to Acquiror for $14.00 per share, 64,489 shares of Issuer Common Stock (the "Longnecker Shares, and together with the McKitrick Shares, the "Management Securities"). Pursuant to the Management Letter Agreements, the sales of the Management Securities shall occur on the later to occur of January 2, 1997 and the closing of the sale of the Butler Securities.

          The preceding summary of certain provisions of the Merger Agreement, the Securities Purchase Agreement and the Management Letter Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits hereto, and which are incorporated herein by reference.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement it reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

          (a) and (b) Prior to November 27, 1996, Acquiror owned no shares of Issuer Common Stock. As of November 27, 1996, upon the effectiveness of the Securities Purchase Agreement, Acquiror owned 1,048,214 shares of Issuer Common Stock, constituting approximately 9.9% of the shares of Issuer Common Stock issued and outstanding as of October 27, 1996. Acquiror has sole power to vote or direct the vote with respect to the Initial Butler Shares and sole power to dispose or to direct the disposition of the Initial Butler Shares.

          In addition, as of November 27, 1996, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, Acquiror may be deemed to beneficially own
(a) the Butler Securities pursuant to the terms of the Securities Purchase Agreement, constituting an additional approximately 55% of the outstanding shares of Issuer Common Stock (based on the number of shares of Common Stock represented by the Issuer in the Merger Agreement to be outstanding as of November 27, 1996) assuming, for purposes of calculating the foregoing percentage regarding the Issuer Common Stock, that the Warrant had been exercised in full and (b) the Management Securities pursuant to the terms of the Management Letter Agreements, constituting an additional approximately 1.3% of the issued and outstanding shares of Issuer Common Stock as of October 27, 1996 (assuming, for purposes of calculating the foregoing percentage regarding the Issuer Common Stock, that the Issuer Option Securities representing the McKitrick Shares had been exercised in full). Until the sale of the Butler Securities is consummated pursuant to the Securities Purchase Agreement, Acquiror has no power to cause the Warrant to be exercised.

          Acquiror is a wholly owned subsidiary of Acquiror Parent and therefore Acquiror Parent has the power to direct the voting of and disposition of any shares of Issuer Common Stock owned or deemed to be beneficially owned by Acquiror. As a result, Acquiror Parent may be deemed to beneficially own any shares of Issuer Common Stock owned or deemed to be owned by Acquiror. Acquiror Parent is a direct subsidiary of JWC Funding and therefore JWC Funding has the power to direct the voting of and disposition of any shares of Issuer Common Stock owned or deemed to be beneficially owned by Acquiror Parent. As a result, JWC Funding may be deemed to beneficially own any shares of Issuer Common Stock owned or deemed to be owned by Acquiror or Acquiror Parent. JWC Funding is a direct wholly owned subsidiary of Childs. Therefore, by the action of its sole general partner, JWC Advisors, Childs has the power to direct the voting of and disposition of any shares of Issuer Common Stock owned or deemed to be beneficially owned by Acquiror. As a result, Childs may be deemed to beneficially own any shares of Issuer Common Stock owned or deemed to be owned by Acquiror, Acquiror Parent or JWC Funding. JWC Advisors is the sole general partner of Childs. Associates L.P. is the sole general partner of JWC Advisors. Associates Inc. is the sole general partner of Associates L.P. Therefore, JWC Advisors, Associates L.P. and Associates Inc. have the power to direct the voting and disposition of any shares of Issuer Common Stock owned or deemed to be beneficially owned by Childs. As a result, JWC Advisors, Associates L.P. and Associates Inc. may be deemed to beneficially own any shares of Issuer Common Stock owned or deemed to be beneficially owned by Childs.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Butler Securities or the Management Securities for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

          (d) Acquiror or its designee, if any, would have the sole right to receive dividends from, or, subject to the terms and provisions of the Securities Purchase Agreement, the proceeds from the sale of, all shares of Issuer Common Stock it has acquired or may acquire under the Securities Purchase Agreement and the Management Letter Agreements.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated December 6, 1996, among Acquiror, Acquiror Parent, JWC Funding, Childs, JWC Advisors and Associates Inc. relating to the filing of a joint statement on Schedule 13D.

     2. Agreement and Plan of Merger dated as of November 27, 1996 by and among Childs, Acquiror Parent, Acquiror and Issuer.

     3. Securities Purchase Agreement, dated as of November 27, 1996, among Mezzanine Lending Associates I, L.P., Mezzanine Lending Associates II, L.P., Mezzanine Lending Associates III, L.P., Senior Lending Associates I, L.P., BCC Industrial Services, Acquiror, Childs and Issuer.

     4. Letter Agreement, dated as of November 27, 1996, between Acquiror and Mr. James T. McKitrick.

     5. Letter Agreement, dated as of November 27, 1996, between Acquiror and Mr. G. Dean Longnecker.

     6. Commitment Letter, dated as of November 26, 1996, among NationsBank, N.A., NationsBanc Capital Markets, Inc., Childs, Acquiror and Acquiror Parent.

     7.   Commitment Letter, dated as of November 26, 1996, among
          NationsBridge, L.L.C., Childs, Acquiror and Acquiror Parent.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


JWC ACQUISITION I, INC.

By: /s/ Adam L. Suttin
  Name:  Adam L. Suttin
  Title: Vice President and Treasurer


JWC HOLDINGS I, INC.

By: /s/ Adam L. Suttin
  Name:  Adam L. Suttin
  Title: Vice President and Treasurer


JWC EQUITY FUNDING, INC.

By: /s/ Adam L. Suttin
  Name:  Adam L. Suttin
  Title: Vice President and Treasurer


J.W. CHILDS EQUITY PARTNERS, L.P.

By: J.W. CHILDS ADVISORS, L.P.,
     its general partner

By: J.W. CHILDS ASSOCIATES, L.P.,
     its general partner

By: J.W. CHILDS ASSOCIATES, INC.,
     its general partner


By: /s/ Adam L. Suttin
  Name:  Adam L. Suttin
  Title: Vice President and Treasurer



J.W. CHILDS ADVISORS, L.P.,

By: J.W. CHILDS ASSOCIATES, L.P.,

     its general partner

By: J.W. CHILDS ASSOCIATES, INC.,
     its general partner

By: /s/ Adam L. Suttin
  Name:  Adam L. Suttin
  Title: Vice President and Treasurer

J.W. CHILDS ASSOCIATES, L.P.,

By: J.W. CHILDS ASSOCIATES, INC.,
     its general partner



By: /s/ Adam L. Suttin
  Name:  Adam L. Suttin
  Title: Vice President and Treasurer


J.W. CHILDS ASSOCIATES, INC.



By: /s/ Adam L. Suttin
  Name:  Adam L. Suttin
  Title: Vice President and Treasurer

DATED:  December 6, 1996
                                   SCHEDULE A

                             JWC ACQUISITION I, INC.

Executive Officers and Directors:

                  Business                   Principal
Name              Address                    Occupation                 Office                     Citizenship

Steven G.         One Federal Street,        Employee of J.W. Childs    President, Secretary and              U.S.
Segal             Boston, MA 02110           Equity Partners, L.P., a   Director
                                             private investment firm
                                             ("Childs")

Adam L.           One Federal Street,        Employee, Childs           Vice President and                    U.S.
Suttin            Boston, MA 02110                                      Treasurer

                              JWC HOLDINGS I, INC.

Executive Officers and Directors:

                  Business                   Principal
Name              Address                    Occupation                 Office                     Citizenship

Steven G.         One Federal Street,        Employee, Childs           President, Secretary and              U.S.
Segal             Boston, MA 02110                                      Director

Adam L. Suttin    One Federal Street,        Employee, Childs           Vice President and                    U.S.
                  Boston, MA 02110                                      Treasurer



                            JWC EQUITY FUNDING, INC.

Executive Officers and Directors:

                  Business                   Principal
Name              Address                    Occupation                 Office                     Citizenship

Steven G.         One Federal Street,        Employee, Childs           President, Secretary and              U.S.
Segal             Boston, MA 02110                                      Director

Adam L.           One Federal Street,        Employee, Childs           Vice President and                    U.S.
Suttin            Boston, MA 02110                                      Treasurer

                          J.W. CHILDS ASSOCIATES, INC.

Executive Officers and Directors:

                  Business                   Principal
Name              Address                    Occupation                 Office                     Citizenship

John W. Childs    One Federal Street,        President, Childs          President and Treasurer               U.S.
                  Boston, MA  02110

Steven G.         One Federal Street,        Employee, Childs           Vice President and                    U.S.
Segal             Boston, MA 02110                                      Secretary

Adam L.           One Federal Street,        Employee, Childs           Vice President                        U.S.
Suttin            Boston, MA 02110

Glenn A.          One Federal Street,        Employee, Childs           Vice President                        U.S.
Hopkins           Boston, MA 02110

                                INDEX TO EXHIBITS



Exhibit Number Description of Exhibits

     1. Joint Filing Agreement, dated December 6, 1996, among Acquiror, Acquiror Parent, JWC Funding, Childs, JWC Advisors and Associates Inc. relating to the filing of a joint statement on
               Schedule 13D.

     2. Agreement and Plan of Merger dated as of November 27, 1996 by and among Childs, Acquiror Parent, Acquiror and Issuer.

     3. Securities Purchase Agreement, dated as of November 27, 1996, among Mezzanine Lending Associates I, L.P., Mezzanine Lending Associates II, L.P., Mezzanine Lending Associates III, L.P., Senior Lending Associates I, L.P., BCC Industrial Services, Acquiror, Childs and Issuer.

     4. Letter Agreement, dated as of November 27, 1996, between Acquiror and Mr. James T. McKitrick.

     5. Letter Agreement, dated as of November 27, 1996, between Acquiror and Mr. G. Dean Longnecker.

     6. Commitment Letter, dated as of November 26, 1996, among NationsBank, N.A., NationsBanc Capital Markets, Inc., Childs, Acquiror and Acquiror Parent.

     7. Commitment Letter, dated as of November 26, 1996, among NationsBridge, L.L.C., Childs, Acquiror and Acquiror Parent.